SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001-04

STATEMENT OF MATERIAL FACT

COMPANHIA SIDERURGICA NACIONAL (BOVESPA: CSNA3; NYSE: SID) (“CSN” or “Company”) hereby informs its shareholders and the market that its Board of Directors approved today a voluntary restatement and republication of its statutory financial statements as of and for the fiscal year ended December 31, 2015 (“2015 Financial Statements”), as well as its Quarterly Information for the periods of 3 and 6 months ended March 31, 2016 and June 30, 2016, respectively (“QI Reports”).

The restatements of our 2015 Financial Statements and QI Reports as filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) result from a change of the interpretation in the application of Technical Pronouncement CPC 15 / IFRS3 – Business Combination to the participation of non-controlling shareholders of Congonhas Minérios S.A. (“Congonhas’), in our financial statements, identified during recent discussions with our independent auditors regarding queries raised by the Securities and Exchange Commission (“SEC”).

The new interpretation resulted in a change in the allocation to the controlling and non-controlling shareholders of the gains from the business combination through which, on November 30, 2015, the Asian consortium comprised by ITOCHU Corporation, JFE Steel Corporation, POSCO, Ltd., Kobe Steel, Ltd., Nisshin Steel Co, Ltd. and China Steel Corp. (the “Asian Consortium”) acquired, through the issuance of new shares, 12.48% of Congonhas’ capital by contributing its 40% participation in Nacional Minérios S.A.’s (“Namisa”) capital.

In our 2015 Financial Statements as originally published the gains of the business combination were allocated to both CSN and the Asian Consortium, proportionally to their participation in Congonhas’ capital, respectively 87.52% and 12.48%. Under this revised interpretation reflected in the restatement, the gains from the business combination are allocated exclusively to CSN, without any allocation of these gains to the Asian Consortium.

The restatement of the 2015 Statutory Financial Statements does not change our consolidated results or net equity, affecting only intermediary line items to reflect the reallocation between controlling and non-controlling interests, as shown below:

			12/31/2015
	As originally published	Restatement adjustments	Restated

Profit (loss) for the year	1.615.951		1.615.951
Attributed to:
Controlling Shareholders	1.257.896	359.897	1.617.793
Non-controlling Shareholders	358.055	(359.897)	(1.842)
	1.615.951		1.615.951

Shareholder's Equity:

			12/31/2015
	As originally published	Restatement adjustments	Restated
Issued capital	4,540,000		4,540,000
Capital reserves	30		30
Earnings reserves	2,104,804	359,897	2,464,701
Legal reserve	424,536	17,995	442,531
Statutory reserve	1,895,494	256,426	2,151,920
Earnings reserves to realize	23,750	85,476	109,226
Treasury shares	(238,976)		(238,976)
Other comprehensive income	1,019,913	(359,897)	660,016
Shareholder's equity attributed to controlling interest	7,664,747		7,664,747
Non-controlling interest	1,070,916		1,070,916
Total shareholders’ equity	8,735,663		8,735,663

As a result of the restatement, our Board of Directors also approved a new allocation of profits, as shown above, and the republication of our Management Report for the year ended on December 31, 2015:

The difference in the parent company’s net income for the year resulted from the adjustment made in the 2015 Financial Statements in the amount of R$ 359,9 million was allocated to legal reserve, reserve for unrealized profits and statutory reserve of working capital and investments, and will be considered only for accounting purposes and no other purpose, including any corporate law aspect.

Our Audit Committee reviewed the adjustments proposed by management and our independent auditors are issuing an unqualified opinion on the restated statutory financial statements for the fiscal year ended December 31, 2015 and, in due course, a shareholders’ meeting will be convened to approve the changes outlined above.

Due to the restatement of the 2015 Financial Statements, the Company will file as soon as practible an amendment to its annual report on Form 20-F filed with the SEC on May 20, 2016. Investors should no longer rely upon the financial statements and the report of the Company’s independent registered accounting firm included in our 20-F and, until the new filing, investors should base their investment decision on the restated statutory financial statements furnished on this date through a current report on Form 6-K.

Our restated 2015 Statutory Financial Statements and QI Reports, as well as all other related documents and information, are available to our shareholders at our headquarters and to all on the websites of the CVM (www.cvm.gov.br), the BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and the SEC (www.sec.gov) and on our investor relations website (www.csn.com.br/ri).

São Paulo, November 14, 2016.

David Moise Salama

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 14, 2016

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.